12531 High Bluff Drive Suite 200 San Diego California 92130-3588 TELEPHONE: 858.720.5100 FACSIMILE: 858.720.5125 www.mofo.com morrison & foerster llp

amsterdam, austin, berlin, boston, brussels, denver, hong kong, london, los angeles, miami, new york, palo alto, san diego, san francisco, shanghai, singapore, tokyo, washington, d.c.

July 7, 2025

Via EDGAR	FOIA Confidential Treatment Request Under 17 C.F.R §200.83

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549-3720

Attention: Robert Augustin

Katherine Bagley

Tayyaba Shafique

Terence O’Brien

Re: Carlsmed, Inc.

Registration Statement on Form S-1 (File No. 333-288339)

Ladies and Gentlemen:

On behalf of Carlsmed, Inc. (the “Company”), we submit this supplemental letter in response to comment 15 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in a letter dated May 21, 2025 (the “Initial Comment Letter”), relating to the Company’s Registration Statement on Form S-1, originally confidentially submitted to the Commission on April 23, 2025, resubmitted to the Commission on May 30 , 2025, and filed with the Commission on June 26, 2025 (the “Registration Statement”). Capitalized terms used herein and not otherwise defined shall have the meanings set forth in the Registration Statement.

July 7, 2025

Page Two

On behalf of the Company, we are respectfully requesting confidential treatment for specified portions of this letter pursuant to Rule 83 promulgated by the Commission, 17 C.F.R. §200.83. This letter is accompanied by such request for confidential treatment because of the commercially sensitive nature of the information discussed in this letter. A redacted version of this letter will be filed with the Commission on EDGAR, omitting the confidential information. The Company respectfully requests that the Commission provide timely notice to the undersigned before it permits any disclosure of the bracketed and highlighted information contained in this letter.

Estimated IPO Price Range

The Company confirms to the Staff that no price range has yet been provided in the preliminary prospectus included in the Registration Statement. However, the Company has authorized us to inform the Staff supplementally that, based on consultations with the lead underwriters, if the marketing of the proposed initial public offering (“IPO”) were to commence today, the Company’s present view is that the estimated offering range would be $[***] to $[***] per share (the “Preliminary IPO Price Range”) (not taking into an account a reverse stock split that the Company intends to implement prior to the filing of, and that will be reflected in, an amendment to the Registration Statement to be made prior to the commencement of the roadshow for the IPO).

The Company advises the Staff that the Preliminary IPO Price Range represents the Company’s current belief of what the indicative price range in the preliminary prospectus may be. Given the volatility in the public trading markets and uncertainty of the timing of the IPO, the final price range to be included in a pre-effective amendment to the Registration Statement remains under discussion between the Company and the lead underwriters and will be subject to then-current market conditions and developments impacting the Company. However, the Company does not believe that the Preliminary IPO Price Range will change significantly.

We confirm on behalf of the Company that, prior to circulating copies of the preliminary prospectus in connection with the IPO, the Company will file a pre-effective amendment to the Registration Statement that will include all information, other than information that may be excluded in reliance upon Rule 430A under the Securities Act of 1933, as amended. Such preeffective amendment to the Registration Statement will include a post-split bona fide estimated public offering price range. We further confirm on behalf of the Company that the bona fide offering price range included in the preliminary prospectus will not be greater than $2.00 if the maximum price is $10.00 per share or less, or 20% of the top end of the range, if the maximum price is greater than $10.00 per share, unless otherwise approved by the Staff.

[***] Certain information contained in this letter, marked by brackets, has been omitted and filed separately with the Commission pursuant to 17 C.F.R. §200.83.

CONFIDENTIAL TREATMENT REQUESTED BY CARLSMED, INC.

July 7, 2025

Page Three

To assist the Staff in its evaluation of the Company’s stock-based compensation, the Company has provided the analysis as set forth below.

Summary of Equity Awards in the Preceding 12 Months

The Company periodically grants stock options and restricted share unit (“RSU”) awards to certain of its employees, directors and consultants. The following table summarizes by month of grant date the number of shares of common stock underlying stock options or RSUs granted during the previous 12 months, as well as the associated option exercise price per share and the estimated fair value per share of the Company’s common stock on the grant date.

Grant Date	Type of Award	Number of Shares Underlying Award	Option Exercise Price per Share	Estimated Fair Value per Share at Grant Date
August 28, 2024	Stock options	281,000	$0.38	$0.75[1,3]
November 13, 2024	Stock options	1,735,660	$0.40	$0.75 [2,3]
February 19, 2025	Stock options	4,447,833	$0.78	$0.78
March 5, 2025	Restricted stock units	627,630	N/A	$1.06
April 10, 2025	Stock options	399,158	$1.06	$1.06
May 21, 2025	Stock options	66,000	$1.17	$1.17

1.
At the time of these option grants, the Board determined the fair value of the Company’s common stock to be $0.38, in part, after taking into account the Company’s most recently available third-party valuation of its common stock, as well as the other objective and subjective criteria identified on pages 97-98 of the Registration Statement. See “March 2024 Valuation and August 2024 Awards” below for more information.

2.
At the time of these option grants, the Board determined the fair value of the Company’s common stock to be $0.40, in part, after taking into account the Company’s most recently available third-party valuation of its common stock, as well as the other objective and subjective criteria identified on pages 97-98 of the Registration Statement. See “September 2024 Valuation and November 2024 Awards” below for more information.

3.
In connection with the preparation of the Company’s financial statements as of and for the year ended December 31, 2024, and the confidential submission of the Company’s draft registration statement on Form S-1, the Company reassessed the fair value of the underlying common stock used to calculate the related stock-based compensation solely for financial reporting purposes. The fair value reassessment is discussed in more detail below under “August and November Fair Value Reassessment.”

[***] Certain information contained in this letter, marked by brackets, has been omitted and filed separately with the Commission pursuant to 17 C.F.R. §200.83.

CONFIDENTIAL TREATMENT REQUESTED BY CARLSMED, INC.

July 7, 2025

Page Four

Determination of Fair Value of Common Stock

Overview

As described in the Registration Statement, as there has been no public market for the Company’s common stock to date, the estimated fair value of its common stock historically has been determined by the board of directors of the Company (the “Board”), with input from management, considering the Company’s most recently available third-party valuations of its common stock as well as the Board’s assessment of additional objective and subjective factors that the Board believed were relevant and which may have changed from the date of the most recent third-party valuation through the date of the equity award.

Independent Third-Party Valuations.

The Board’s determination of the fair value at the time of each grant above was based, in part, on the results of a third-party valuation of the Company’s common stock.

These third-party valuations were prepared in accordance with the American Institute of Certified Public Accountants Accounting and Valuation Guide: Valuation of Privately-Held-Company Equity Securities Issued as Compensation (the “Practice Guide”), which prescribes several valuation approaches for determining the value of an enterprise, such as the income approach, market approach and asset/cost approach, and various methodologies for allocating the value of an enterprise to its capital structure and specifically its common stock. These include:

•
Option Pricing Method (“OPM”). The OPM allocates value for each class of equity by creating a series of call options with exercise prices based on the liquidation preferences and conversion terms of each equity class. The values of the preferred and common stock are inferred by analyzing these options.

[***] Certain information contained in this letter, marked by brackets, has been omitted and filed separately with the Commission pursuant to 17 C.F.R. §200.83.

CONFIDENTIAL TREATMENT REQUESTED BY CARLSMED, INC.

July 7, 2025

Page Five

•
Probability-Weighted Expected Return Method (“PWERM”). The PWERM is a scenario-based analysis that estimates the value per share based on the probability-weighted present value of expected future investment returns, considering a number of discrete possible outcomes of the business, as well as the economic and control rights of each share class.

•
Hybrid Method (“Hybrid Method”). The Hybrid Method is a weighted-average method that combines both the OPM and PWERM. Weighting allocations are assigned to the OPM and PWERM methods factoring in possible future liquidity events.

Additional Factors. In addition to the most recent independent third-party valuations, the Board considered various objective and subjective factors to determine the fair value of the Company’s common stock as of each award date, including:

1.
the Company’s stage of development and business strategy, including the status of research and development efforts of the Company’s products, and the material risks related to the Company’s business and industry;

2.
the Company’s results of operations and financial position, including the Company’s levels of available capital resources;

3.
the valuation of publicly traded companies in the life sciences and medical device sectors, as well as recently completed mergers and acquisitions of peer companies;

4.
the lack of marketability of the Company’s common stock as a private company;

5.
the prices of the Company’s convertible preferred stock sold to investors in arm’s-length transactions and the rights, preferences, and privileges of the Company’s convertible preferred stock relative to those of the Company’s common stock;

6.
the likelihood of achieving a liquidity event for the holders of the Company’s common stock, such as an initial public offering or a sale of the Company’s company, given prevailing market conditions;

[***] Certain information contained in this letter, marked by brackets, has been omitted and filed separately with the Commission pursuant to 17 C.F.R. §200.83.

CONFIDENTIAL TREATMENT REQUESTED BY CARLSMED, INC.

July 7, 2025

Page Six

7.
the hiring of key personnel and the experience of management;

8.
trends and developments in the Company’s industry; and

9.
external market conditions affecting the life sciences and medical device industry sectors.

Valuations and Awards Over the Previous 12 Months

March 2024 Valuation and August 2024 Awards

The Company obtained an independent third-party valuation report of the Company’s common stock as of March 14, 2024 (the “March 2024 Valuation”). The March 2024 Valuation used the OPM method due to the expected term to liquidity and the lack of precise information regarding the timing and likelihood of potential exit events. Under the OPM, the Company applied the subject company transaction method, which calculates the implied enterprise value by accounting for all share class rights and preferences as of the date of the latest financing. In order to determine the value of the Company’s common shares, the Company’s recently closed round of financing was used, where the Company sold shares of Series C Preferred Stock for $1.92 per share on March 12, 2024. The total value implied by this transaction was then applied in the OPM context to determine the value of each class of shares. Within the OPM, the March 2024 Valuation used a risk-free interest rate of [***]%, volatility of [***]% and a weighted time to exit of [***] years. The valuation also applied a [***]% discount for lack of marketability. Based on this analysis, the March 2024 Valuation determined that the equity value of the Company was $[***] million, which resulted in an estimated fair value per share of common stock of $0.38.

At the time of the equity grants on August 28, 2024, the Board considered the results of the March 2024 Valuation, as well as the other objective and subjective criteria discussed above, and determined that the fair value of the Company’s common stock was $0.38 per share. For the period from the date of the March 2024 Valuation to August 28, 2024, the Board determined there were no internal or external developments since the date of such valuation that warranted a change in the estimated fair value of the common stock.

[***] Certain information contained in this letter, marked by brackets, has been omitted and filed separately with the Commission pursuant to 17 C.F.R. §200.83.

CONFIDENTIAL TREATMENT REQUESTED BY CARLSMED, INC.

July 7, 2025

Page Seven

September 2024 Valuation and November 2024 Awards

The Company obtained an independent third-party valuation report of the Company’s common stock as of September 30, 2024 (the “September 2024 Valuation”). The September 2024 Valuation used the OPM method due to the expected term to liquidity and the lack of precise information regarding the timing and likelihood of potential exit events. Under the OPM, the company applied the subject company transaction method, which calculates the implied enterprise value by accounting for all share class rights and preferences as of the date of the latest financing. In order to determine the value of the Company’s common shares, the Company’s recently closed round of financing was used, where the Company sold shares of Series C Preferred Stock for $1.92 per share on September 20, 2024. The Company indicated that this transaction remained an indication of value. The valuation also applied a market adjustment to account for changes in key financial metrics between the starting date and the valuation date. The resulting enterprise value was then applied in the OPM context to determine the value of each class of shares. Within the OPM, the September 2024 Valuation used a risk-free interest rate of [***]%, volatility of [***]% and a weighted time to exit of [**] years. The valuation also applied a [***]% discount for lack of marketability. Based on this analysis, the September 2024 Valuation determined that the equity value of the Company was $[***] million, which resulted in an estimated fair value per share of common stock of $0.38.

At the time of the equity grants on November 13, 2024, the Board considered the results of the September 2024 Valuation, as well as the other objective and subjective criteria discussed above, and determined that the fair value of the Company’s common stock was $0.40 per share. For the period from the date of the September 2024 Valuation to November 13, 2024, the Board determined there were no internal or external developments since the date of such valuation that warranted a change in the estimated fair value of the common stock, except that in October 2024, CMS adopted new MS-DRGs offering higher reimbursement rates for lumbar spine fusion procedures using custom-made interbody implants like aprevo interbody implants, and in November 2024, FDA 510(k) clearance was granted for aprevo Technology Platform for cervical spine fusion surgery. However, the Board determined that these events would not significantly impact the Company’s valuation because they have limited immediate effect on the Company’s financial performance and were unlikely to materially affect the assumptions underlying the September 2024 Valuation.

[***] Certain information contained in this letter, marked by brackets, has been omitted and filed separately with the Commission pursuant to 17 C.F.R. §200.83.

CONFIDENTIAL TREATMENT REQUESTED BY CARLSMED, INC.

July 7, 2025

Page Eight

August and November Fair Value Reassessment

Subsequently, in connection with the preparation of the Company’s financial statements as of and for the year ended December 31, 2024, the Company determined to reassess the fair value of the underlying common stock solely for accounting and financial reporting purposes. To assist in the reassessment, the Company obtained a retrospective valuation to determine the fair value of the Company’s common stock as of these 2024 grant dates (the “Retrospective Valuation”). Based on the Retrospective Valuation, the Company determined the fair value of the underlying common stock for financial reporting purposes should be $0.75 per share for the August 28, 2024 and November 13, 2024 stock option grants. The valuation increased primarily due to the model factoring in the likelihood of an IPO scenario, which reflected heightened expectations of future market value, as discussed further below. The Board contemplated the CMS adoption of the new MS-DRGs and the FDA 510(k) clearance described above. However, the Board determined that no adjustment to the valuation was needed given the immaterial impact of such events on the Company at the time they occurred. The Company recognized stock-based compensation expense during 2024 based on the reassessed fair value per share derived from the retrospective valuation work determined for financial reporting purposes.

The Retrospective Valuation relied on the Hybrid Method for estimating the fair value of the Company’s common stock and considered two scenarios – a stay-private scenario and an IPO scenario.

For the stay-private scenario, the estimated fair value of the common stock was determined by using the OPM. For the OPM, the Black-Scholes model was used to determine the implied total equity value of the Company. The estimated equity value under this scenario of $[***] million, which includes $[***] million in cash and cash equivalents, was derived from the market approach using the subject company transaction method. The OPM was then used to allocate estimated equity value to the Company’s common stock, assuming a liquidity event in [***] years. The analysis applied a risk-free interest rate of [***]%, an equity volatility rate of [***]%, and a discount for lack of marketability of [**]%. The resulting fair value of common stock was $[***] per share for the stay-private scenario on a non-marketable basis as of August 28, 2024 and November 13, 2024.

[***] Certain information contained in this letter, marked by brackets, has been omitted and filed separately with the Commission pursuant to 17 C.F.R. §200.83.

CONFIDENTIAL TREATMENT REQUESTED BY CARLSMED, INC.

July 7, 2025

Page Nine

For the IPO scenario, management estimated that the IPO equity value for the Company would be approximately $[***] million, based on the Company’s financing of Series C convertible preferred stock. After applying a [***]% discount for lack of marketability, assuming a liquidity event in [***] years, and discounting to the present value, the resulting fair value of common stock was $[***] per share for the IPO scenario on a non-marketable basis as of August 28, 2024 and November 13, 2024.

Based on management’s estimates, the stay-private scenario was assigned a probability of [***]% and the IPO scenario was assigned a probability of [***]%. In selecting these probabilities, consideration was given to the Company’s expectations as to the timing and likely prospects of each scenario. These probabilities were applied to the respective fair values under each scenario to determine a reassessed fair value of the common stock as of August 28, 2024 and November 13, 2024 of $0.75 per share utilizing the Hybrid Method.

December 2024 Valuation – February 2025 Awards

Company management and the Board determined the fair value of the Company’s common stock as of February 19, 2025 to be $0.78 per share.

In determining the fair value of the Company’s common stock, the Board considered a number of factors, including but not limited to a third-party valuation report dated December 31, 2024 (the “December 2024 Valuation”), recent financings, relevant business conditions and the Company’s financial position. For the period from the date of the December 2024 Valuation to February 19, 2025, the Board determined there were no internal or external developments since the date of such valuation that warranted a change in the estimated fair value of the common stock other than the issuance of Series C preferred stock in January 2025, which was contemplated in the December 2024 Valuation. Therefore, the Board determined that the forecasted financial information reviewed as part of the December 31, 2024 valuation was still appropriate. The December 2024 Valuation relied on the Hybrid Method for estimating the fair value of the Company’s common stock and considered two scenarios – a stay-private scenario and an IPO scenario

[***] Certain information contained in this letter, marked by brackets, has been omitted and filed separately with the Commission pursuant to 17 C.F.R. §200.83.

CONFIDENTIAL TREATMENT REQUESTED BY CARLSMED, INC.

July 7, 2025

Page Ten

For the stay-private scenario, the estimated fair value of the common stock was determined by using the OPM. For the OPM, the Black-Scholes model was used to determine the implied total equity value of the Company. The estimated equity value under this scenario of $[***] million, which includes $[***] million in cash and cash equivalents, was derived from the market approach using the subject company transaction method. The OPM was then used to allocate estimated equity value to the Company’s common stock, assuming a liquidity event in [***] years. The analysis applied a risk-free interest rate of [***]%, an equity volatility rate of [***]%, and a discount for lack of marketability of [***]%. The resulting fair value of common stock was $[***] per share for the stay-private scenario on a non-marketable basis as of December 31, 2024.

For the IPO scenario, after discounting to present value based on a discount rate of [***]%, management estimated that the IPO equity value for the Company would be approximately $[***] million, which applied a revenue multiple of [***] to the Company’s forward 12-month revenue forecast. The revenue multiple was derived from a selected group of public companies, including relevant companies to which the Company was expected to be compared to with respect to size, risk, growth and margins. After applying a [***]% discount for lack of marketability, assuming a liquidity event in [***] years, and discounting to the present value, the resulting fair value of common stock was $[***] per share for the IPO scenario on a non-marketable basis as of December 31, 2024.

Based on management’s estimates, the stay-private scenario was assigned a probability of [***]% and the IPO scenario was assigned a probability of [***]%. In selecting these probabilities, consideration was given to the Company’s expectations as to the timing and likely prospects of each scenario. These probabilities were applied to the respective fair values under each scenario to determine a fair value of the Company’s common stock as of December 31, 2024 of $0.78 per share utilizing the Hybrid Method.

For purposes of determining the fair value of the Company’s common stock for the equity grants made on February 19, 2025, the Board considered the results of the December 2024 Valuation (which was then its most recent third-party valuation) together with the objective and subjective factors described above and determined that the fair value of the Company’s common stock was $0.78 per share on the date of such grants.

[***] Certain information contained in this letter, marked by brackets, has been omitted and filed separately with the Commission pursuant to 17 C.F.R. §200.83.

CONFIDENTIAL TREATMENT REQUESTED BY CARLSMED, INC.

July 7, 2025

Page Eleven

March 2025 Valuation – March and April 2025 Awards

Company management and the Board determined the fair value of the Company’s common stock as of March 5, 2025 and April 10, 2025 to be $1.06 per share.

In determining the fair value of the Company’s common stock, the Board considered a number of factors, including but not limited to the March 31, 2025 third-party valuation report (the “March 2025 Valuation”), recent financings, relevant business conditions and the Company’s financial position. For the period from the date of the March 31, 2025 Valuation to April 10, 2025, the Board determined there were no internal or external developments since the date of such valuation that warranted a change in the estimated fair value of the common stock, except that CMS issued the IPPS 2025 Proposed Rule that includes a NTAP to provide supplemental reimbursement to hospitals for each qualifying cervical procedure using the aprevo Technology Platform. However, there is no guarantee that the IPPS 2025 Proposed Rule will be adopted in its current form, or at all. Therefore, the Board determined that this would have an insignificant impact on the Company’s valuation and that the forecasted financial information reviewed as part of the March 31, 2025 valuation was still appropriate. The March 2025 Valuation relied on the Hybrid Method for estimating the fair value of the Company’s common stock and considered two scenarios – a stay-private scenario and an IPO scenario

For the stay-private scenario, the estimated fair value of the common stock was determined by using the OPM. For the OPM, the Black-Scholes model was used to determine the implied total equity value of the Company. The estimated equity value under this scenario of $[***] million, which includes $[***] million in cash and cash equivalents, was derived from the market approach using the subject company transaction method. The OPM was then used to allocate estimated equity value to the Company’s common stock, assuming a liquidity event in [***] years. The analysis applied a risk-free interest rate of [***]%, an equity volatility rate of [***]%, and a discount for lack of marketability of [***]%. The resulting fair value of common stock was $[***] per share for the stay-private scenario on a non-marketable basis.

[***] Certain information contained in this letter, marked by brackets, has been omitted and filed separately with the Commission pursuant to 17 C.F.R. §200.83.

CONFIDENTIAL TREATMENT REQUESTED BY CARLSMED, INC.

July 7, 2025

Page Twelve

For the IPO scenario, after discounting to present value based on a discount rate of [***]%, management estimated that the IPO equity value for the Company would be approximately $[***] million, which applied a revenue multiple of [***] to the Company’s forward 12-month revenue forecast. The revenue multiple was derived from a selected group of public companies, including relevant companies to which the Company was expected to be compared to with respect to size, risk, growth and margins. After applying a [***]% discount for lack of marketability, assuming a liquidity event in [***] years, and discounting to the present value, the resulting fair value of common stock was $[***] per share for the IPO scenario on a non-marketable basis.

Based on management’s estimates, the stay-private scenario was assigned a probability of [***]% and the IPO scenario was assigned a probability of [***]%. In selecting these probabilities, consideration was given to the Company’s expectations as to the timing and likely prospects of each scenario. These probabilities were applied to the respective fair values under each scenario to determine a fair value of the Company’s common stock as of March 31, 2025 of $1.06 per share utilizing the Hybrid Method.

For purposes of determining the fair value of the Company’s common stock for the equity grants made on March 5, 2025, the Board considered a preliminary draft of the March 2025 Valuation, together with the objective and subjective factors described above, and determined that the fair value of the Company’s common stock was $1.06 per share on the date of such grants. For purposes of determining the fair value of the Company’s common stock for the equity grants made on April 10, 2025, the Board considered the results of the March 2025 Valuation (which was then its most recent third-party valuation) together with the objective and subjective factors described above, and determined that the fair value of the Company’s common stock was $1.06 per share on the date of such grants.

April 2025 Valuation – May 2025 Awards

Company management and the Board determined the fair value of the Company’s common stock as of May 21, 2025 to be $1.17 per share.

[***] Certain information contained in this letter, marked by brackets, has been omitted and filed separately with the Commission pursuant to 17 C.F.R. §200.83.

CONFIDENTIAL TREATMENT REQUESTED BY CARLSMED, INC.

July 7, 2025

Page Thirteen

In determining the fair value of the Company’s common stock, the Board considered a number of factors, including but not limited to the April 30, 2025 third party valuation report (the “April 2025 Valuation”), recent financings, relevant business conditions and the Company’s financial position. For the period from the date of the April 30, 2025 Valuation to May 21, 2025, the Board determined there were no internal or external developments since the date of such valuation that warranted a change in the estimated fair value of the common stock and that the forecasted financial information reviewed as part of the April 30, 2025 valuation was still appropriate. The April 2025 Valuation relied on the Hybrid Method for estimating the fair value of the Company’s common stock and considered two scenarios – a stay-private scenario and an IPO scenario

For the stay-private scenario, the estimated fair value of the common stock was determined by using the OPM. For the OPM, the Black-Scholes model was used to determine the implied total equity value of the Company. The estimated equity value under this scenario of $[***] million, which includes $[***] million in cash and cash equivalents, was derived from the market approach using the subject company transaction method. The OPM was then used to allocate estimated equity value to the Company’s common stock, assuming a liquidity event in [***] years. The analysis applied a risk-free interest rate of [***]%, an equity volatility rate of [***]%, and a discount for lack of marketability of [***]%. The resulting fair value of common stock was $[***] per share for the stay-private scenario on a non-marketable basis.

For the IPO scenario, after discounting to present value based on a discount rate of [***]%, management estimated that the IPO equity value for the Company would be approximately $[***] million, which applied a revenue multiple of [***] to the Company’s forward 12-month revenue forecast. The revenue multiple was derived from a selected group of public companies, including relevant companies to which the Company was expected to be compared to with respect to size, risk, growth and margins. After applying a [***]% discount for lack of marketability, assuming a liquidity event in [***] years, and discounting to the present value, the resulting fair value of common stock was $[***] per share for the IPO scenario on a non-marketable basis.

Based on management’s estimates, the stay-private scenario was assigned a probability of [***]% and the IPO scenario was assigned a probability of [***]%. In selecting these probabilities, consideration was given to the Company’s expectations as to the timing and likely prospects of each scenario. These probabilities were applied to the respective fair values under each scenario to determine a fair value of the Company’s common stock as of April 30, 2025 of $1.17 per share utilizing the Hybrid Method.

[***] Certain information contained in this letter, marked by brackets, has been omitted and filed separately with the Commission pursuant to 17 C.F.R. §200.83.

CONFIDENTIAL TREATMENT REQUESTED BY CARLSMED, INC.

July 7, 2025

Page Fourteen

For purposes of determining the fair value of the Company’s common stock for the equity grants made on May 21, 2025, the Board considered the results of the April 2025 Valuation (which was then its most recent third-party valuation) together with the objective and subjective factors described above and determined that the fair value of the Company’s common stock was $1.17 per share on the date of such grants.

Discussion of Preliminary Price Range

The Preliminary IPO Price Range was derived by a quantitative and qualitative analysis that differed from the methodology used by the Company and its independent valuation specialist. Among the factors that were considered in setting the Preliminary IPO Price Range were the following:

•
an analysis of the typical valuation ranges seen in recent initial public offerings for comparable companies in the Company’s industry;

•
input received from the Company’s “testing-the-waters” meetings;

•
an assumption that there would be a receptive public trading market for companies such as the Company;

•
an assumption that there would be sufficient demand for the Company’s common stock to support an offering of the size contemplated by the Company;

•
the recent market prices of publicly traded securities of comparable companies; and

•
current market conditions as described by the Company’s underwriters.

[***] Certain information contained in this letter, marked by brackets, has been omitted and filed separately with the Commission pursuant to 17 C.F.R. §200.83.

CONFIDENTIAL TREATMENT REQUESTED BY CARLSMED, INC.

July 7, 2025

Page Fifteen

The Company believes that the primary factors that account for the difference between the fair value of the Company’s common stock determined as of each award date and the Preliminary IPO Price Range are continued input received from the underwriters and further feedback from qualified potential investors after “testing-the-waters” meetings and the fact that the valuations obtained by management utilize a quantitative methodology to determine the estimated fair value of the Company’s common stock, which may differ from the more qualitative and subjective methodology used by some public market investors to determine the price that they are willing to pay in the IPO, such as the valuations of other recently completed public offerings and recent market conditions.

Furthermore, the Preliminary IPO Price Range does not take into account the current lack of liquidity for the Company’s common stock and assumes a successful IPO, with no other outcome for the Company’s business, such as remaining as a privately held company or being sold in a change of control transaction.

Based on the above analysis, the Company respectfully submits that the determination of the fair value of the shares of common stock for financial reporting purposes is appropriate. In addition, the Company will continue to update its disclosure for all equity-related transactions, if any, through the effective date of the Registration Statement.

Please do not hesitate to contact me by telephone at (858) 314-7530 with any questions or comments regarding this correspondence.

Sincerely,

/s/ H. Thomas Felix
H. Thomas Felix of MORRISON & FOERSTER LLP

c.c.: (via email)

Michael Cordonnier, Chief Executive Officer, President and Chairman, Carlsmed, Inc.

Leonard Greenstein, Chief Financial Officer

R. John Hensley, Morrison & Foerster LLP

James M. Krenn, Morrison & Foerster LLP

[***] Certain information contained in this letter, marked by brackets, has been omitted and filed separately with the Commission pursuant to 17 C.F.R. §200.83.

CONFIDENTIAL TREATMENT REQUESTED BY CARLSMED, INC.